LEASE AGREEMENT

This lease agreement (the "Lease") made and entered into July 07, 2010 by and between PARK 2000 II, LLC, A NEVADA LIl.\UTED LIABILITY COMPANY ("Lessor") and VDO-PH International,a Nevada Corporation ("Lessee") witnesseth as follows:

Lessor hereby leases, demises and lets unto Lessee, and Lessee hereby leases, hires and takes from Lessor those certain premises (the "Premises"), located in that certain building (the "Building"), described as follows:

Approximately 704 square feet of office space 0 square feet of warehouse space located at 2700 E SUNSET RD., LAS VEGAS, NEVADA 89120, known as unites) #18 as indicated in red on Exhibit A attached hereto. A floor plan of the Premises, if provided, is shown on Exhibit B attached hereto.

This Lease is made upon the following terms, covenants, and conditions to which the parties hereby agree:

1. TERM

The Lease shall commence on August 01, 2010 (the "Commencement Date") and shall continue for a term of SIX (6) MONTHS (the "Term") from and after the Commencement Date. If Lessor has agreed to make improvements to the Premises prior to Lessee's occupancy, said improvements shall be set forth in Exhibit C attached hereto, consisting of plans, specifications and descriptions of the work to be performed, and specifying the cost of such improvements and the party to bear such cost of improvements. The Commencement Date shall be adjusted for a period equal to the time construction has been delayed due to causes beyond the reasonable control of Lessor, except that the Commencement Date shall not be adjusted for any delay directly or indirectly caused by Lessee or Lessee's employees, contractors, design professionals, agents or invitees, including, but not limited to, delays in space planning or design and change orders made during construction. If; despite Lessor's best efforts, the Premises, as improved in accordance with the agreement of the parties, is not delivered by Lessor on or before N/A, Lessor and Lessee shall each have the option of terminating the Lease by notifying the other party in writing, in which case the Lease shall have no further force or effect and each party shall be relieved of ail obligations to the other party.

2. RENT

Lessee shall pay to Lessor the Base Monthly Rent, in addition to any charges for Utilities, Taxes, Insurance, Assessments, Late Charges and Cost of Collections, along with all other sums due from Lessee pursuant to any of the provisions of the Lease, and any other sums payable to Lessor under the Lease (the "Rent"),
(a) Lessee shall pay Rent on the first day of each calendar month throughout the Term without offset or deduction of any kind. Rent shall be paid in lawful money of the United States of America, which is legal tender at the time of payment and rent payments shall be made by Lessee to Lessor at such address as shall from time to time be designated by Lessor to Lessee in writing.
(b) In the event the Commencement Date is not the first day of a calendar month, or if the last day of the Term is not the last day of a calendar month, Rent shall be pro-rated for the fractional month during which the Lease commences and/or terminates.
( c) If any payment of Rent is not received by Lessor by the fifth (Sfr.) calendar day of the calendar month in which it is due, Lessee shall pay a late charge in the amount of seven percent (7%) of Lessee's outstanding balance (the "Late Charge"). Nothing in the Lease shall be construed to permit the payment of Rent after the date on which it is due. The parties hereby agree that the Late Charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of late payment by Lessee. Acceptance of the Late Charge by Lessor shall in no event constitute a waiver of Lessee's default with respect to such overdue amount, nor excuse or cure any default by Lessee under the Lease, nor prevent Lessor from exercising any of the other rights and remedies granted hereunder.
(d) Lessee understands that the issuance of a check or draft without funds or with the intent to defraud may be a criminal offense punishable by fine or imprisonment or by both fine and imprisonment IIi the event a check comes back for insufficient funds, a service fee of$35.00 will be assessed to Lessee.

46. ADDITIONAL PROVISIONS

(a) The terms of this Lease are personal to the Lessee, and shall not be conveyed to any successor, subtenant, sublessee, or assignee.

(b) Lessee agrees that the terms of this Lease shall remain confidential. and shall not disclose any of the terms, rates, concessions or other details of the Lease without the prior written consent of Lessor. Any unauthorized disclosure shall be deemed a breach of Lease.

(c) In lieu of personal guarantee the total rent and water and sewer for the entire lease term in the amount of $6,156.00 plus tbe security deposit in the amount of$l,OOO.OO must be paid in advance prior to move in.

AIRPORT PROXIMITY: Lessee acknowledges that Lessor has signed an aviation easement with the McCarran International Airport Authority. Lessee understands that because ofthe proximity of the Premises to McCarran International Airport, noise levels may be experienced by reason of the operation of the airport within FAA parameters and Lessee agrees to hold Lessor, the Airport Authority, Clark County, the Dept of Aviation, and The Ribeiro Company harmless from any claim or litigation stemming from normal or reasonable operations ofthe airport that fall within FAA parameters for conduct of operations.

IN WITNESS WHEREOF, the parties hereto have executed this Lease, or as the case may be, have caused their officers thereunto duly authorized to execute this Lease in duplicate, the day and year first above written.

, LLC, A NEVADA LIMITED LIABILITY
VDO-PH International,a Nevada Corporation
/s/ Marion Matson

MARION MATSON
As: DIRECTOR

,/
Unit Report

Cross Streets:
Complex:
Office SqFt:
Warehouse SqFt:
Total SqFt:
Date Available:
Pending:
Property Type:
Lease Term:
Base Rent:
CAM:
Water and Sewer:
Deposit:

Sunset Rd and Eastern Ave
Park 2000
704
o
704
Now
No
Office
1-3 Years
$986
$0           .0
$8(r ii
$1,000

Features 1 office, large work area, wet bar and restroom.
Features a lushly landscaped courtyard with fountain, stream, putting green and gazebo. Located in the Park 2000 master
planned business park with easy access to Freeways, McCarran
Airport, Green Valley and the Strip.

Amber Gardner
Park 2000 Leasing
6325 McLeod Dr #9
Las Vegas NV

Phone: 702-736-6901
Fax: 702-736-4344
Email: amber.gardner@ribeirocorp.com

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